Triad Industries, Inc.
122 East Grand Ave.
Escondido, CA 92025

January 24, 2006

Securities and Exchange Commission
Washington, DC 20549

RE:      Triad Industries, Inc.
         Form 10KSBA for the Fiscal Year ended December 31, 2004 Form 10QSBA for the Fiscal Quarters ended March 31, 2005 and June 30, 2005 Form 10QSBA for the Fiscal Quarter ended September 30, 2005 File No. 000-28581

Dear Ms. Beshcars

         Below please find the answers to your comment letter dated January 23, 2006.

1. We note your response to number 5. Please provide us with the detailed explanation as o why you believe that the segmnents previously reported in your filings do not qualify for segment reporting under paragraph 10-24of SFAS 131.

              The Company at one point in time held interests in several areas. However, as of the year ended 12/31/2003, the Company was only involved in financial services. Therefore, in accordance with SFAS 131 paragraph 11, not every part of a enterprise in necessarily an operating segment or part of one. Triad Industries, Inc., was now a holding company again and would meet this definition. Therefore, segment information was no longer reported.


2. You disclose in your 2004 10KSBA that you paid Kevin Smith $11,000 to settle part of the originally complaint pertaining to the re-issuance of stock without its restrictive legend. YOU also disclose in your 10QSB for the quarter ended March 31, 2005 that 4,500 shares of your common stock were reacquired from Kevin Smith in connection with this settlement and that the entire $11,000 was recorded as treasury stock.

               He received check on 2/7/05,the rest of the suit was dismissed on 6/23/05.



         We note that your common stock was listed on the OTCBB as between $0.12 and $0.16 per share during the first quarter of 2005. In this regard, please tell us how you determine that the entire amount paid to Kevin Smith should be allocated to the purchase of treasury shares and that no amount should be allocated to expense for the legal settlement. Please cite the accounting guidance you relied upon to determine the proper treatment of this transaction.

         It is unclear when this transaction occurred. Please tell us the legal settlement date of this part of the original complaint, when the $11,000 was paid to Kevin Smith and also when the shares were reacquired.


         In accordance with GAAP treatments for accounting for treasury stock, the company used the cost method. The purchase had to do with a historical transaction which, the Company used the average price of the securities from when this transaction should have occurred. The Company in no way was relieved of legal obligations from the lawsuit, except for two causes which Mr. Smith was suing the Company regarding this stock transaction. Mr. Smith actually kept his claim alive for quite sometime until his attorney advised him to drop the case. Therefore, this treasury stock transaction the Company feels was accounted for correctly, due to the only costs involved in the transaction are an average market price of securities.


3. After reading your response to comment 5 it is still unclear to us if your 2003 revenue and administrative expenses were overstated. Your 2003 income statement reported $227,171 of revenue and $418,288 of operating costs for the year ended December 31, 2003. The segment disclosure in your original 2004 10KSB and amended 2003 10KSB also reported the same amount of total revenue and operating costs respectively; however, you noted that the segment data for 2003 does not include an elimination entry of $90,000. In this regard, please tell us how your 2003 segment data, which does not include the $90,000 elimination could equal the total revenue and operating expenses on your income statement, which does include the $90,000 intercompany elimination.

                  As discussed in the conference call, the Company did omit to eliminate a transaction that would have decreased revenues and decrease operating expenses. Also, as discussed this would effect filings that are at least 2 years old and would not effect assets, liabilities, retained earnings, etc. The adjustment would be netted out before operating income on any of the restatements. The issue only affects filings for the year 2003. Furthermore, with the current issuance of SFAS 154 paragraph 25, restatement requires a few things.


A) The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of the assets and liabilities as of the beginning of the first period presented.
B) An offsetting entry, if any, shall be made to the opening balance of retained earnings for that period. C) Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period specific effects of the error.

     Also, per SFAS 154, it is stated that immaterial amounts should be ignored per this statement.



4. We note your response to comment 6. Please tell us if the party that cancelled the debt was a related party.


              A related party did not cancel the note.


5. We note that you did not adequately responded to comment nine nor have you revised your disclosure in the 10KSBA filed on October 31, 2005. In our previous comment we asked you to expand upon your revenue recognition policies in future filings to comply with paragraph 12 of SPB 22. We also asked you to provide us with the disclosure you will include in future filings and to clarify how you determined that the policy complied with SBA 101 of not readily apparent. Please provide us with your proposed additional disclosure and also include the clarification previously requested.

The Company recognizes revenue from providing financial services. Revenue is recognized as services are provided. The Company recognizes revenue from financial services when the following conditions exist:

o Persuasive evidence of an arrangement exists between a customer and the Company (normally via a contract). o Services have been rendered, o The Companies price to the customer is fixed or determinable (and accepted). o Collectability is reasonably assured.



6. We note that you have changed the list of trading securities held as December 31, 2004 in your amended 10KSB for the year ended December 31, 2004. The sum of the securities fair market values does not agree to the total presented on page 35 or to your balance sheet. The revised list appears to represent the list of trading securities held December 31, 2003 totaling $135,207. Please revise your filing to disclose the correct list of trading securities.

6. We reviewed the online filing and it appears to have the correct list of securities, that corresponds the balance sheet as of Dec 31, 2004.


7.            We note that you have not adequately responded to comment 11.
              Additionally, we note that there was another error in your 10QSB for the period ended September 30, 2005 that caused you to amend your filing. Please provide a detailed response to comment 11 of our previous letter dated September 29, 2005.

              As the Company determines with the Commission what steps of action to take and what filings will be re-filed, the Company will under Controls and Procedures state what was lacking to cause the re-filing. The Company does agree that there was an error in a spread sheet for the Sept 30, 2005, financials, which caused the re-filing.



8. We note that you have properly marked the 2005 interim information as unaudited in these quarterly reports but did not mark the 2004 interim information as unaudited. Please revise these filings and be sure to label all of the interim information as unaudited.

              The Company would not have issue with re-filing these items to appropriately label the un-audited financials.


9. We note that you have removed the diluted loss per share presentation in your amended Form 10KSB and did not include it in your Form 10QSB for the quarter ended September 30, 2005; however, your Forms 10QSB for the quarters ended March 31, 2005 and June 30, 2005 still present diluted loss per share. To the extent that these filings were amended in the future, please revise to remove the presentation of diluted loss per share.

              If the Company re-filed the mentioned filings, the Company would not have issue with removing diluted loss per share from the face of the financials. It is not disclosed in September due to the previous comment letter received in October. However, per the response to the October comment letter, the Company was asked by the Commission earlier to include this figure.


10. You disclose in your explanatory note on page 1 of your filing that that correction of the error did not affect net income, but did affected reported revenue; however, net loss increased by $R24,128 and revenues did not change for the nine months ended September 30, 2005 in your amended filing compared to your original 10QSB. Please revise your disclosure appropriately.

              The Company does not have issue with re-filing this statement to better describe the restatement.


11. We note that you have properly presented purchases of trading securities as operating cash flows in your amended 10KSB for the year ended December 31, 2004 but have continued to represent cash flows used for purchases of trading securities as an investing cash flow in our 2005 Forms 10QSB. Please amend your 2005 10QSBs in order to classify these cash flows properly.

              The Company does not have issue with re-filing these statements to accurately, present the allocation in the statement of cash flows. However, per SFAS 154, would this be immaterial?



12. We note that the 302 certifications filed in your Forms 10QSB for each of the quarters in fiscal 2005 are still not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section IILE of SEC release no. 33-8238. Accordingly, please file amendments to your Forms 10QSB for the quarters ended March 31, June 30 and September 30, 2005 that include the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation SB.

              The Company does not have issue with re-filing these statements update the 302 certificates.


Should you have any further questions please contact the undersigned at 760-741-1128.

Thank you,
/s/ Linda Bryson
Linda Bryson
President